EXHIBIT 99.1

POET Technologies Creates Platform for 1.6T Transceivers Using 200G per lane Technology

TORONTO, Aug. 15, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced its development of an optical interposer platform for 1.6T transceivers and beyond using 200G per lane technology for next generation data center and AI networks.

Migrating from 100G per lane to 200G per lane doubles the bandwidth with the same face plate density as 100G per lane, lowers the overall system power consumption and reduces the solution cost. Cloud and other service providers can continue to reap the benefits of pluggable transceivers in their networks and deploy pluggable solutions at bandwidths of 1.6T (and beyond) with 200G per lane technology utilizing POET’s enhanced interposer-powered optical engines.

“Moving to 200Gbps per lane is a critical step for the industry to sustain the bandwidth demands of the cloud and AI networks,” said Dr. Suresh Venkatesan, Chairman & CEO of POET. “An integration platform like the POET Optical Interposer™ is an absolute requirement at such high speeds to connect optical and electrical components and at the same time meet performance and power requirements. We have augmented the Optical Interposer platform in several important ways to extract the native bandwidth of components without inducing the losses and interferences that are common in other integration schemes. We are working with several industry leaders and integrating their high bandwidth components on our platform to demonstrate 200G performance.”

Enhancements to the Optical Interposer now support 200Gbps per lane speed for both the transmitter and the receiver. The transmit optical engine has been modified for externally modulated lasers (EML), EML drivers and monolithically integrated multiplexers for single mode fiber applications for up to 10km reach. The receive optical engine can now incorporate the next generation higher speed photodiodes, trans-impedance amplifiers and monolithically integrated low-loss polarization-insensitive demultiplexers for 1.6T transceivers and beyond.

The newly-designed Optical Interposer architecture enables seamless wafer-scale passive assembly of externally modulated lasers from multiple suppliers, providing maximum flexibility for customer requirements. Among the new features of the Optical Interposer, the most important include:

  Novel transmission line designs to supply low-loss, high-speed electrical interconnects with bandwidth greater than 75GHz, a requirement of next generation of high-speed lasers and drivers.
  Adaptations to support the integration of conventional surface mount device (SMD) components, which improve RF performance that is crucial at such high speeds.
  New, proprietary demux architectures and assembly techniques to allow passive, wafer-level assembly of the next generation of high-speed photodiodes.
  Through-Silicon-Vias (TSVs) on the Optical Interposer platform for integration of high-speed electrical and optical components while eliminating wire bonds – one of the primary sources of signal noise and interference in transceivers.

The overall effect of these improvements to the Optical Interposer platform is to achieve superior performance in a power-optimized solution at 200G per lane that can be included in 1.6T pluggable transceivers. The small form factor of POET Optical Engines makes the solution scalable to 3.2T pluggable transceivers in current industry standard form factors.

POET expects to complete the design of 1.6T Transmit and Receive optical engines with 200Gbps per lane technology based on the new generation of Optical Interposer designs by early 2024. It plans to demonstrate these products at major tradeshows and start customer sampling by first half of 2024.

Additional information about POET’s developments in 200G per lane 1.6T optical engines will be featured at the ECOC’23 conference on Monday, October 2, 2023 in Glasgow, Scotland where POET’s Senior Vice President, Raju Kankipati, will discuss the “Semiconductorization of Photonics using Silicon Optical Interposers”.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine and light source products, including 200G per lane 1.6T and 3.2T optical engines, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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